UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Gabelli Global Utility & Income Trust

(Name of Issuer)

Closed-End Fund

(Title of Class of Securities)

36242L105

(CUSIP Number)

J. Scott Perkins; 3801 PGA Boulevard, Suite 500, Palm Beach Gardens, Florida 33410; 561-741-0820

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36242L105	13G	Page 2 of 9

1.	NAMES OF REPORTING PERSONS Lighthouse Investment Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 75,600
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 75,600
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,600
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.85%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 36242L105	13G	Page 3 of 9

1.	NAMES OF REPORTING PERSONS MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 75,600
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 75,600
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,600
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.85%
12.	TYPE OF REPORTING PERSON (see instructions) FI

CUSIP No. 36242L105	13G	Page 4 of 9

Item 1.

(a)	Name of Issuer

The name of the issuer is Gabelli Global Utility & Income Trust (herein referred to as “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the issuer are located at One Corporate Center, Rye, NY 10580.

Item 2.

(a)	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Lighthouse Investment Partners, LLC (“Lighthouse”)
ii)	MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 136”)

This Statement relates to the Issuer’s shares of common stock (“Shares”) directly beneficially owned by MAP 136. Lighthouse serves as the investment manager of MAP 136. Because Lighthouse may be deemed to control MAP 136, Lighthouse may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of the Issuer’s Shares reported herein.

(b)	Address of the Principal Office or, if none, residence

The address of the business office of each of the Reporting Persons is 3801 PGA Boulevard, Suite 500, Palm Beach Gardens, Florida 33410.

(c)	Citizenship

MAP 136 is a Cayman Island SPC. Lighthouse is a Delaware limited liability company.

(d)	Title of Class of Securities

Closed-End Fund.

(e)	CUSIP Number

The CUSIP number for the Stock is 36242L105.

CUSIP No. 36242L105	13G	Page 5 of 9

Item 3.	Filing pursuant to §240.13d-1(c)

If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.D. 78o):
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☑ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership

(a)	Amount Beneficially Owned: As of December 31, 2020, each of the Reporting Persons may be deemed the beneficial owner of 75,600 Shares.

(b)	Percent of Class: As of December 31, 2020, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.85% of Shares outstanding.

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 75,600.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of 75,600.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

CUSIP No. 36242L105	13G	Page 6 of 9

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 36242L105	13G	Page 7 of 9

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2021
Date

LIGHTHOUSE INVESTMENT PARTNERS, LLC
/s/ J. Scott Perkins
Authorized Signatory

MAP 136 SEGREGATED PORTFOLIO, A SEGREGATED PORTFOLIO OF LMA SPC
/s/ J. Scott Perkins
Director

CUSIP No. 36242L105	13G	Page 8 of 9

EXHBIT INDEX

Ex.	Page No.
A Joint Filing Agreement	10

CUSIP No. 36242L105	13G	Page 9 of 9

EXHBIIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares Gabelli Global Utility & Income Trust dated as of February 8, 2021 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

LIGHTHOUSE INVESTMENT PARTNERS, LLC
/s/ J. Scott Perkins
Authorized Signatory

MAP 136 SEGREGATED PORTFOLIO, A SEGREGATED PORTFOLIO OF LMA SPC
/s/ J. Scott Perkins
Director